VIA EDGAR

July 7, 2005

Securities and Exchange Commission
Washington, D.C.
20549-0510
Mail Stop 0510

Attn: Ms. Tracey Houser, Division of Corporation Finance

Dear Ms. Houser:

Re:	File # 0-2555
Form 10-KSB for fiscal YE December 31, 2004 / Filed March 31, 2005

We are in receipt of your letter of May 2, 2005 and in connection with responding to your comments:

General :

Attached you will find a Draft version of the 10KSB/A that we would propose filing to address the amendments and further disclosure you have requested.

Specific :

1.	MD&A – Critical Accounting Estimates

The MD&A has been revised to include discussion of our Critical Accounting Estimates.

2.	Report of Independent Registered Public Accounting Firm

Audit report has been revised as requested.

3.	Consolidated Statements of Cash Flows – Detail of “Other, not affecting cash”

Corrections have been made and the Statement of Cash Flow has been revised with the additional detail as requested.

4.	Consolidated Statements of Cash Flows – Reconciliation of Marketable Securities Transactions

Statements of Cash Flow revisions and the revised Footnote D include these specifics for the Marketable Securities transactions. In addition, there were pricing errors in 2004 that have been corrected. See the new Note P.

5.	Notes to the Consolidated Financial Statements – Discussion of “Divisions”

Veridien does not have business segments, because we only have one accounting system and one set of management. We advertise and sell our products in different markets and have previously termed these separate selling efforts as ‘divisions.’ The business section has been revised to clarify this.

6.	Note A – Paragraph 13 Revenue Recognition

All of this $456,000 came from the receipt of marketable securities in exchange for licensing fees. Because of 2004 errors discovered, this amount is now $652,000. See enhanced accounting policy for revenue recognition and explanation of this transaction in Notes A & E.

7.	Note C – Consolidation of Variable Interest Entities

Notes A and C modified to more clearly identify Mycosol as requested.

8.	Note E – Investment in Restricted Stock

See 6 above. Notes A and D enhanced to more clearly explain the transactions. There was no ‘impairment’ on the HQNT stock. There was an unrealized holding loss. Also, the Statement of Cash Flows has been corrected to properly show gains and net proceeds from the sale of the 703,369 shares of HQNT stock.

9.	Note K – Stock Warrants

We had calculated the fair value of the 1,000,000 warrants issued in each of 2002 and 2003 (which vested in 2003 & 2004 respectively) for services using the Black-Scholes method, using the actual stock prices of $.023 and $.065, the exercise prices of $.05 and $.07, the 2-year terms, actual volatility of 76% and 82%, and a risk-free discount rate of 3% for 2002 and 2003 warrants, respectively. Our calculations yielded fair values of $4,957 and $28,274 in compensation expense (with offsetting contribution to capital of equivalent amount) for 2003 and 2004, respectively. We believe this is immaterial and have not recorded these expenses for either 2003 or 2004.

10.	Item 8A Controls and Procedures

Item 8A Controls & Procedures wording has changed as requested, to update the control definition reference, to add the wording you suggested, and to describe our internal control deficiencies in light of the restatements as requested

11.	Item 8A Controls and Procedures

See 10 above.

12.	The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company understands that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company understands that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Upon confirmation from you that our draft 10KSB/A addresses your comments, we will file same.

Sincerely,

VERIDIEN CORPORATION
Per:

/s/ Sheldon C. Fenton

Sheldon C. Fenton
President & C.E.O.

Attachement: Draft 10KSB/A – dated July 7, 2005

United States
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-KSB/A

(Amendment No.1)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

for the transaction period from            to

Commission File Number 0-02555

Veridien Corporation

(Name of Small Business Issuer in its charter)

Delaware	59-3020382

(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

2875 MCI Drive, Suite B, Pinellas Park, Florida	33782-6105

(Address of principal executive offices)	(Zip code)

Issuer’s telephone number	(727) 576-1600

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which Registered

Securities registered under Section 12(g) of the Exchange Act:

Common Stock

(Title of class)

(Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☑

State issuer’s revenues for its most recent fiscal year. $1,802,154.

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. At the average bid and asked prices of stock as of June 24, 2005 of $0.048, the aggregate market value of voting stock held by non-affiliates is $ 7,704,150.

This Amendment to the initial Annual Report on Form 10-KSB filed
March 31, 2005 sets forth the complete text of each item that is being amended.

		PAGE
PART I

Item 1.	Description of Business	3

PART II

Item 6.	Management’s Discussion and Analysis	12
Item 7.	Financial Statements	18
Item 8A.	Controls and Procedures	34

EXHIBITS

31.1	RULE 13a-14(a)/15d-14(a) CERTIFICATIONS,	35
	Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	RULE 13a-14(a)/15d-14(a) CERTIFICATIONS,	36
	Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 u.s.c. section 1350,	37
	Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to 18 u.s.c. section 1350,	38
	Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXPLANATORY NOTE

We filed our Form 10KSB for the fiscal year ended December 31, 2004 with the Securities and Exchange Commission on March 31, 2005 (the “Original Filing”). This Amendment No.1 is filed to amend the Original Filing as follows:

1.	Item I. Description of Business. We have amended our description of our business to remove the references to two “Divisions”. We do not have business segments or divisions because we only have one accounting system and one set of management. We advertise and sell our products in different markets and have previously termed these separate selling efforts as “divisions”. The business section has been revised to clarify this.

2.	Item 6. Management’s Discussion and Analysis of Financial Condition. We have expanded our discussion and analysis to include discussion of our Critical Accounting Estimates, as well as to update it with our restated financial numbers (see details of restatement in Item 7 below).

3.	Item 7. Financial Statements. Our Financial Statements have been re-issued with the following changes: (i) Our Report of Independent Registered Public Accounting Firm has been revised to clarify that the audit was performed in accordance with accounting principles generally accepted in the United States of America.; (ii) Our 2004 and 2003 numbers have been re-stated to reflect the correct accounting treatment of our acquisition and sale of marketable securities (see Notes O & P).; (iii) Our cashflow statement has been expanded to include details for previously grouped categories.; (iv) Our notes to the Financial Statements have been expanded to include clarification of Marketable Securities transactions (Notes D & L); we have added details of our revenue recognition accounting policy (Note A); we have disclosed the name of the Variable Interest Entity which we have consolidated (Note C); and we have made other minor style changes to the wording of certain other notes.

4.	Item 8A. Controls and Procedures. We have amended our disclosures under Item 8A for the fiscal year ended December 31, 2004.

In addition, pursuant to rule 12b-15 of the Securities Exchange Act of 1934, we are including with this Amendment No.1 on Form 10KSB/A certain currently dated certifications. Except as described herein, the information contained in our Annual Report on Form 10KSB as originally filed with the Securities and Exchange Commission has not been updated or amended.

Forward-Looking Statements

     When used in this Form 10-KSB/A, in our filings with the Securities and Exchange Commission (“SEC”), in our press releases or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

     We caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made, are based on certain assumptions and expectations which may or may not be valid or actually occur, and which involve various risks and uncertainties, including but not limited to risk of a lack of demand or low demand for our products and services; competitive products and pricing; changes in the regulation of our industry; a failure to timely obtain necessary regulatory approvals; additional costs associated with compliance with the Securities and Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002, including any changes in the SEC’s rules, and other corporate governance requirements; changing government regulations and laws applicable to our products; competitive factors such as pricing pressures; as well as other factors and other risks set forth in Item 1 under “Cautionary Factors That May Affect Future Results”, “Risks of Our Business”, “Risks of Our Products” and elsewhere herein.

     Unless otherwise required by applicable law, we do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Organization/Historical Background

Following our incorporation in Delaware on June 4, 1991 as “VCT Acquisitions II, Inc.”, we acquired all of the assets of another Delaware corporation called “Viral Control Technology, Inc.” On November 8, 1991, we changed our name to Veridien Corporation.

We were founded primarily to develop, manufacture, distribute and sell disinfectants, antiseptics, and sterilants which are inherently non-toxic, and which are environmentally friendly, decomposing into harmless naturally occurring organic molecules. To this end, we developed and patented a hard surface disinfectant, VIRAHOL®, which has been registered with the Environmental Protection Agency (EPA), and an antiseptic hand gel sanitizer which is drug listed with the Food and Drug Administration (FDA), containing the patented VIRAHOL® composition. Prior to the year 2000, our primary emphasis was on the development, marketing and sale of such products, primarily to the medical and dental markets, which included:

    VIRAHOL® (now marketed under the brand name of VIRAGUARD®) – A ready-to-use, hard surface disinfectant/cleaner that is a tuberculocide, bactericide, virucide, and fungicide.

    VIRAGEL® (now marketed under the brand name of VIRAGUARD®) – A waterless, antiseptic hand sanitizer to supplement routine hand washing for the family or for the person on the job when no water is available, to sanitize hands or for antiseptic cleansing of hands.

Original Business Plan

Our original business plan was focused on the sale and distribution of the VIRAHOL®/VIRAGUARD® formulation to the medical and dental markets. Initially the claims which had been approved by the EPA (1990) related to two viruses: HIV-1 (AIDS virus) and Herpes simplex type 2, and three bacteria: Staphylococcus aureus, Salmonella choleraesuis, and Pseudomonus aeruginosa.

The three bacteria listed were those the Company believed were required to secure hospital sales. However, the hospitals also wanted a tuberculocidal claim. Accordingly, we performed the necessary research and testing and secured approval for claims related to Mycobacterium tuberculosis and Trichophyton mentagrophytes (fungus) in 1993.

Revised Business Plan

In 2001 we began the development of an evolving expansion of our business plan. The essence of the plan was to expand our product base and our marketing approach beyond our historical focus on infection control products for the medical and dental markets. To this end the Company’s line of infection control products was expanded with the addition of new product delivery configurations for the liquid and gel lines such as canisters, towelettes and private labeling. The Company also sought out new products in the Healthy Lifestyles arena. We obtained distribution/sales rights for: 1. the SunSwipe™ product line (sunscreen impregnated towelettes in SPF 15, SPF 30, SPF 45, Baby 45 and after-tanning; all in a towelette product delivery configuration) and 2. BugSwipe® (an insect repellant in the towelette product delivery configuration).

This Revised Business Plan was not intended to de-emphasize or abandon VIRAHOL®/VIRAGUARD® or the disinfectant market. Rather, we continued to actively enhance the marketing of those historic products plus add new product introductions and expand beyond the medical and dental markets.

During 2001, the Company applied to the EPA to expand its label claims. In addition, the product delivery configurations were strengthened by being broadened to include canisters and towelettes in two sizes each. The Company expanded marketing to the janitorial and sanitation industries and to the restaurant industry, rather than only the medical and dental market. At the same time, the other new products gave the Company entry to a wide variety of larger markets, including especially the retail and specialty markets.

As the Company’s Business Plan has evolved, the Company has experienced delays due to the requirements of the regulatory process. For example, in order to make a “kill” claim with respect to any specific pathogens for products under the jurisdiction of the EPA, the Company must:

1.	contact an approved testing laboratory and determine that an EPA guideline exists for testing of a product against that pathogen;

2.	if no protocol exists (e.g., with respect to Hepatitis B and Hepatitis C for the towelettes), the laboratory must work with the EPA to secure a guideline;

3.	the guideline is customized by the laboratory as a “protocol” for testing of the specific product;

4.	direct the laboratory to perform the necessary testing, which normally takes several weeks, and to prepare the written report in accordance with EPA guidelines, which typically takes several weeks more;

5.	the report, with required documentation, is sent to the EPA, where it undergoes preliminary review:

i)	if the submission is deemed to be in compliance, it is sent for scientific review, which takes 180 days; but

ii)	if the submission is not deemed to be in compliance it is returned to the Company for amendment;

6.	if, during the scientific review, errors and/or omissions are found in the submission, it is returned at the end of the 120-day period, and upon refiling, the 120-day period begins again;

7.	if, at the end of the 120-day period the EPA approves the “kill” claim, the EPA gives recommendations regarding label wording; and

8.	the Company then amends its label to comply with EPA requirements.

As noted above with respect to hospital requirements, sales of our products are directly affected by the “kill” claims. Thus, regardless of the specifics of our Business Plan at any given time, implementation of certain programs may be dependent upon timing of EPA approvals. Furthermore, securing EPA approvals may have larger or smaller sales impact than anticipated, requiring reevaluation.

Since implementing the revised plan in 2001 we have received a number of additional EPA approvals (NOTE: In addition to those listed previously above):

1. For the towelettes:
       Tuberculocidal:
          Mycobacterium bovis (BCG)

     Bactericidal:
          Streptococcus pyogenes, ATCC #19615
          Escherichia coli, ATCC #11229
          Vancomycin-resistant Enterococcus faecium (VRE), ATCC #51559
          Staphylococcus aureus (MRSA), ATCC #33591
     Fungicidal:
          Trichophyton mentagrophytes, ATCC #9533
     Virucidal:
          Herpes simplex type 1, ATCC #VR260
          HIV-1 (AIDS Virus)

2. For the liquid:
     Bactericidal:
          Streptococcus pyogenes, ATCC #49399, #19615
          Escherichia coli, Strain 0157, ATCC #43895
          Vancomycin-resistant Enterococcus faecalis (VRE), ATCC #51299
          Methicillin-resistant Staphylococcus aureus (MRSA), ATCC #33593
     Virucidal:
          Cytomegalovirus (CMV), ATCC #VR538
          Respiratory syncytial virus (RSV), ATCC #VR26
          Rotavirus (SA-11; Group A)
          Influenza type A-2 (Hong Kong), ATCC #VR544
          Adenovirus type 2, ATCC #VR846
          Hepatitis A, B and C

Our potential market for these products has increased as a result of the additional approvals.

Our COMPLETE listing of currently approved claims is as follows:

For the liquid:
     Bactericidal:
          Salmonella choleraesuis, ATCC #10708
          Staphylococcus aureus, ATCC #6538
          Pseudomonus aeruginosa, ATCC #15442
          Streptococcus pyogenes, ATCC #49399, #19615
          Escherichia coli, Strain 0157, ATCC #43895
          Vancomycin-resistant Enterococcus faecalis (VRE), ATCC #51299
          Methicillin-resistant Staphylococcus aureus (MRSA), ATCC #33593
     Virucidal:
          Hepatitis A, B and C
          HIV-1 (AIDS virus)
          Herpes simplex type 2, ATCC# VR539
          Cytomegalovirus (CMV), ATCC #VR538
          Respiratory syncytial virus (RSV), ATCC #VR26

          Rotavirus (SA-11; Group A)
          Influenza type A-2 (Hong Kong), ATCC #VR544
          Adenovirus type 2, ATCC #VR846
     Tuberculocidal:
          Mycobacterium tuberculosis
     Fungicidal:
          Trichophyton mentagrophytes, ATCC #9533

For the towelettes:
     Bactericidal:
          Salmonella choleraesuis, ATCC #10708
          Pseudomonus aeruginosa, ATCC #15442
          Streptococcus pyogenes, ATCC #19615

          Escherichia coli, ATCC #11229
          Vancomycin-resistant Enterococcus faecium (VRE), ATCC #51559
          Staphylococcus aureus, ATCC #6538
          Staphylococcus aureus (MRSA), ATCC #33591
     Virucidal:
          Herpes simplex type 1, ATCC #VR260
          HIV-1 (AIDS Virus)
     Tuberculocidal:
          Mycobacterium bovis (BCG)
     Fungicidal:
          Trichophyton mentagrophytes, ATCC #9533

CURRENT FOCUS

During 2004 we continued to focus our sales efforts on our Infection Control products. We expanded our product line to include five new products for the Infection Control market. These products are:

•	Viraguard® Heavy Duty Textured Wipes — rugged, roughened wipes designed for use in very rigorous and bloody environments such as ambulances and emergency rooms.

•	Viraguard® Medical Instrument Wipes — pocket size handy wipes for cleaning Stethoscopes, scissors, otoscopes, etc.

•	Viraguard® Telephone & Keyboard Wipes- for disinfecting office equipment, cellular phones and computers.

•	Water Cooler Cleaning Kits — special unscented formula for removal of bacteria, fungus and mold that can accumulate in water cooler equipment.

•	Viraguard® Toilet Seat Wipes — wipes which are available for use in restrooms in hotels, restaurants, airports and other public places as well as in hospitals and physicians’ offices, and other places where disinfection is critical to controlling the spread of disease carrying organisms.

We are aggressively continuing to pursue possible strategic alliances with a number of major corporations to further strengthen our Company.

During 2002, we entered into a five (5) year Distribution Agreement with DuPont for all Viraguard® products in the United States of America for specific market segments. The Agreement includes certain exclusivity rights for the Emergency Services and Industrial markets. The products concerned are Viraguard® Hard Surface Disinfectant Towelettes, Viraguard® Antiseptic Hand Wipes, Viraguard® Disinfectant solution in one gallon, 16 ounce and 2 ounce formats all of which are being produced for DuPont under their brand label. Deliveries commenced in February 2003 and continued throughout 2004.

In addition, we entered into a global distribution agreement with E.I. DuPont de Nemours and Company to market Veridien’s line of sunscreen towelettes. DuPont has commenced marketing Veridien’s towelettes and sales of these products in the Emergency Services and Industrial markets began in the second quarter of 2003.

In 2003, DuPont and Veridien agreed to test the Virahol® formulation for efficacy on Hepatitis A, B and C in order to create superior kill claims for the Viraguard® product line. Hepatitis outbreaks across North America in 2002 and 2003 have increased demand for products with Hepatitis kill claims, particularly in the Healthcare and First Responder markets. As of December 2003, Veridien has received label claim approval representing effectiveness against Hepatitis A, B and C on Viraguard® Disinfectant liquids for Hard Surfaces. Veridien has also drug listed all the Viraguard® Hand Antiseptic products with the FDA, which products reflect effectiveness against Hepatitis A, B and C based on in vitro testing. These new Hepatitis kill claims should provide Veridien and its subregistrants (i.e. Dupont) with a strong competitive advantage in 2005.

During 2003 we signed a supply contract with the American Red Cross. The original contract was renewed by the Red Cross for a further year (covering September 2004 — September 2005). Our patented Viraguard® disinfectants and wipes may be used by the Red Cross to meet regulatory requirements concerning the type of hard surface disinfectants used in Red Cross Biomedical Services facilities across America. The products the American Red Cross have contracted for are: Viraguard® Hospital Hard Surface Disinfectant Cleaner and Instrument Presoak, Viraguard® Antiseptic Hand Spray, Viraguard® Hospital Surface Disinfectant Towelettes and Viraguard® Antiseptic Hand Wipes. The Viraguard® products will be used for personal hand sanitation, disinfection of clinic surfaces and for maintenance of blood collection equipment.

Early in 2004 we signed a multi-year contract with H2O to Go, LLC. “Purified Water to Go” operates a fast growing chain of retail franchises marketing purified water, nutrition and healthy lifestyle products. They will be using our patented Viraguard® infection control products for cleaning and disinfecting their stores and operating equipment, as well as providing hand hygiene for their staff and customers when water refilling in stores. The full Viraguard® line of infection control products and our unique SunSwipe™ Sunscreen Towelettes will be sold to retail customers in H2O to Go stores across the United States and Canada.

In December 2004, Veridien engaged the services of Medical Strategies International, a medical marketing and consulting company whose expertise is the development of large scale contracts with Group Purchasing Organizations, the Veterans Administration and Integrated Delivery Networks. These organizations collectively account for 85% of all hospital purchasing, representing more than $52 billion dollars of annual purchases across all sectors of the medical industry. Dennis Daar, Thomas Filer and Howard Lewis are the three senior executives of Medical Strategies International. Together they have over 80 years experience in placing medical devices and medical supplies in hospital purchasing groups. Medical Strategies International significantly extends our reach into the large medical markets in North America.

Veridien believes that our Viraguard® products, with their new Hepatitis and other kill claims, are now ready for entry into consumer markets. We are aggressively pursuing a strategy of establishing partnerships with major Consumer Packaged Goods companies to develop Viraguard® Infection Control products for sale in large retail chains (food stores, drug chains and mass merchandise chains). Veridien seeks an alliance with a major retail brand name that already has penetration into these retail chains. To that purpose, Veridien has retained Marc Pearl, an expert consultant in the development of retail branded name products. Mr. Pearl’s last position was National Sales Director at Reckitt Benckiser, manufacturer of Lysol® products. Mr. Pearl will be working with Veridien to establish retail marketing programs, retail product launches and to assist in negotiating business relationships with major Packaged Consumer Goods companies.

Employees - Our core team encompasses thirteen (13) people including employees, active Board members, and primary consultants.

We employ three persons, all of whom are full-time employees (1 Management & Finance, 1 Sales & 1 Administration/Regulatory). In addition, we also utilize ten (10) primary consultants (some full-time and some part-time) to assist with administration, sales, operations, and marketing.

Since 2002, we have contracted the services of Dunnigan Developments Ltd. to coordinate sales and marketing activities with our large multi-national and other major corporate customers. Paul Dunnigan, the principal of Dunnigan Developments Ltd., has 22 years experience in marketing and merchandising consumer products, as well as in supply-chain management for large retailing operations, including many years with a multi-national corporation.

MYCOSOL, INC. – Veridien’s Investment in Future Technology

In June 2004, we announced that we had entered into an Agreement with Mycosol, Inc., a development-stage chemical and pharmaceutical company, located in the Research Triangle Park area of North Carolina. While our focus is on anti-infectives – killing bacteria, mold, mildew, and viruses – through our Viraguard® product line of proprietary, alcohol-based liquid and towelette antiseptics and disinfectants, Mycosol is developing complementary, non-alcohol-based technologies of safe, potent, long lasting products that it believes will not only kill, but retard the regrowth of infective microbials – particularly mold. We believe the integration of the two companies will provide benefits to both in the areas of product development & commercialization, sales and management. Under the Agreement, we have an option to acquire the majority ownership of Mycosol. Veridien also has two seats on Mycosol’s four-Director Board. Mycosol will continue to focus its technology on the further development of unique anti-microbials (bacteria, mold, yeast) to feed the Veridien product pipeline and distribution channels.

Mycosol was founded in late 2002. The Company has a unique, proprietary, low-cost platform technology that it believes can safely and effectively prevent or treat microbial-induced and microbial-exacerbated problems.

Mycosol’s primary technology is based on M301 – an analog derivative of a drug compound originally developed by the pharmaceutical company, Burroughs Wellcome (BW), to orally treat diseases of the digestive system. Although found to be safe and efficacious in Phase III clinical studies, due to changes in corporate market strategies, the drug was never commercialized. More than a decade later, an internal research development project found M301 to also be a unique, safe, multi-active compound exhibiting potent, topical, anti-inflammatory (rivaling steroids), anti-fungal, anti-allergic, and anti-bacterial properties. But, as before, corporate re-prioritization of drug development projects again sidelined the technology.

Years later, Jeffrey Selph, the Project Manager for M301 at BW, opted for early retirement and subsequently formed Mycosol with medical industry executive and Co-Founder, Richard Klein, and VP of Business Development, Jim Hriso. These senior executives, with nearly 100 years of combined health sciences technology and market development experience, sought to create and develop an M301 technology platform and products targeted to a myriad of new, multi-billion dollar market applications. The Company is supported by a cadre of outside consultant experts and strategic alliance partners in the areas of biochemistry, chemical development, safety and efficacy testing, regulatory, marketing, and administrative services.

Mycosol acquired access to the original technical and preclinical database through a license with BW’s successor, GlaxoSmithKline, to use as a reference and for guidance in developing new, anti-inflammatory and anti-microbial applications for M301. Mycosol has since developed a broad technology platform, a large library of related compounds, expanded the safety and efficacy database, and filed for five U.S. patents and a world patent covering commercial applications in medical, veterinary, diagnostics, industrial, and agriculture. For example: further and recent testing of the lead compound, M301, and several analogs have shown them to be potent fungicidal (kills fungus) and fungistatic (prevents the growth of fungi) agents against a broad spectrum of yeast and mold. Some forms of yeast and mold are known to cause human infection and inherently produce a significant inflammatory response in the tissue or organ involved. Mycosol has identified several medical indications in dermatology, otolaryngology (ENT), and inflammatory bowel disease that are caused by fungi and/or allergic reactions to biomaterials and in which steroid-type drugs are currently the “gold standard” of treatment. These targets were selected because they represent very large market potential and because Mycosol believes that the M301 technology’s multi-activity can dramatically improve the level of care: palliative (faster reduction of itching and inflammation) and curative (kill fungi, allergens, and other infectives) and with fewer side effects (because they are not absorbed by the body). Mycosol can also leverage M301’s unique anti-fungal properties and the publics’ concern over mold-infiltrated buildings (a.k.a. “sick building” syndrome) to focus on ‘industrial market’ opportunities such as pre-treated construction materials, e.g., sheetrock, structural lumber, air filters, HVAC systems, etc. To help underwrite much of those anticipated development expenses and to provide for a future license revenue stream, Mycosol intends to form collaborative partnerships with companies, where applicable. The ‘medical’ and ‘agricultural’ opportunities are examples where the high cost of development and long and rigorous regulatory paths (FDA and EPA, respectively) would strongly suggest strategic alliances with companies specialized in those fields.

To help facilitate this overall “collaborative” strategy, Mycosol entered into a comprehensive strategic alliance with us (in June 2004) to jointly focus on both the burgeoning anti-microbial/anti-infectives market in which we currently participate, and other life science opportunities being developed around the M301 technology.

More recently, Mycosol’s ‘core technology’ efforts developed and validated the use of an M301 formulation as a unique staining reagent. Staining reagents are used extensively to study cell-based assays in laboratory research and development, an unregulated market. The proprietary M301 reagent formulation has demonstrated significant competitive advantages, which include: user safety, reagent stability, non-toxicity to cells, very quick absorption by cells, real-time and selective staining of the cell nucleus, and the ability to repeatedly stain living cells. Mycosol intends to commercialize its first new staining reagent products in 2005, and to explore licensing opportunities for the research laboratory market. In the not-too-distant future, Mycosol sees further development of a pipeline of staining reagent products based on the M301 library of analogs, as well as expansion into the similarly-sized, but FDA-regulated clinical diagnostics market.

Infection Control Products

Competitive Advantage – In the field, there are many competitors in our major product categories: (i) hard surface disinfectants and (ii) instant hand sanitizers. Our competitors include companies currently marketing disinfecting and sanitizing products for use in the home, hospital, private medical and dental offices, restaurants, and other institutions. Many of the competitor’s products contain one or more of the following four ingredients: quaternary ammonium, phenol, chlorine, or glutaraldehyde. One of the common characteristics of these types of active ingredients is that they are somewhat to very harmful to the skin and respiratory system and usually require gloves and other protection when being used. Our Virahol®/Viraguard® product line, based on our patented formulation, has the basic underlyingve characteristic of being recognized by the FDA as being safe and effective for use on human skin. The active ingredient in each of our products is Isopropyl alcohol/Isopropanol. The other ingredients in our patented composition are propylene glycol, water and fragrance. Propylene glycol is a wetting agent that retards evaporation and also aids in the penetration of cell walls, as well as lowers flammability. Isopropyl alcohol/Isopropanol and propylene glycol combine to make the formulation more effective than alcohol alone. As well, the new Hepatitis A, B and C kill claims on our Virahol®/Viraguard® formulation provide a significant new competitive advantage in the marketplace.

Many of our competitors, recognizing an untapped market potential in changing consumer awareness about disease transmission, are expanding the market through various marketing campaigns. This market expansion is deemed to be of great importance to us as increased market growth of the market base (due to increased awareness) will allow for an easier penetration by our products.

Research & Development – Research and Development may be carried out from time to time in order to assist the Company in moving forward with its existing and/or additional products and claims related to same. Product research and/or product testing may form part of the costs to be incurred.

Pricing Strategy – Our pricing strategy remains unchanged from last year. Although the VIRAHOL® composition is inherently more expensive than the raw materials of the competitive products, our new pricing strategy is to remain as close as possible to competitors’ pricing to emphasize the clear price/value comparison. We revised our prices during 2002 and again in 2004 to take advantage of various size containers which are in demand and to adjust to new market conditions for raw materials and finished products. We still believe that our current pricing structure allows us margins which can support the Company at the anticipated volume of sales during the next year and yet provide our customers with competitive pricing.

Expanded Marketing – While we continue with our sales representatives to sell to the medical and dental market, we are positioning to move into the janitorial and sanitation market and the restaurant market, for both our surface disinfectant, which has EPA approval, and the hand sanitizer, which is FDA drug listed. While there is substantial competition in the retail market for towelettes, the competition within niche markets we seek is not so intensive and the addition of the towelettes in the product line expands our configurations for delivery of our patented formulation.

Manufacturing – Our products are manufactured in various locations primarily by contract formulators and contract packagers.

Availability of Raw Materials – The largest ingredients by weight for the VIRAHOL® composition are isopropanol and propylene glycol. Both of these chemicals are readily available from a wide variety of sources nationally and internationally, at competitive prices. Although we prefer to use isopropanol as the monohydric alcohol and propylene glycol as the polyhydric alcohol, our patent covers the full range of both of these alcohols so that a wide variety of choices are available should a shortage in one or more chemicals occur, subject to EPA approval. Substantial numbers of companies produce both the plastic and corrugated packaging used by the Company. Trade secret ingredients are employed for fragrances used in the Company’s products but are available from several sources.

Governmental Regulation – Those who develop products to control pests are subject to regulation under several Federal Laws. The products that are manufactured and sold by Veridien specifically come under the authority of the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA) as amended by the Food Quality Protection Act (FQPA) of August 3, 1996 and the Federal Food, Drug, and Cosmetic Act (FFDCA). FIFRA requires that before any person in any state or foreign country can sell or distribute any pesticide in the United States, they must obtain a registration from the U. S. Environmental Protection Agency (EPA). The term “pesticide,” as defined in FIFRA section 2 (u), means any substance or mixture of substances intended for preventing, destroying, repelling, or mitigating any pest, virus, bacteria, or other micro-organism (except viruses, bacteria, or other micro-organism on or in living man or other living animals). Pesticides include fungicides, disinfectants, sanitizers, and germicides. After the registration process and submission of required data, an accepted label is stamped accepted and returned to the registrant for the registered product. Annual Pesticide Maintenance Fees are required for registered products. Anyone who sells/distributes a pesticide (including antimicrobial products such as disinfectants, sanitizers, and germicides) must register that product in every state that they intend to sell/distribute and pay a registration fee. As of this date, Alaska does not require a registration fee but does require registration.

In order to “produce,” defined to mean “to manufacture, prepare, propagate, compound, or process any pesticide . . . or to repackage or otherwise change the container of any pesticide . . .” the plant(s) and/or facility must be registered. Upon registration an establishment number is assigned. The label and/or container must bear the registration number as well as the establishment number. Annual reports are required to be submitted to the U.S. EPA indicating the amount produced, repackaged/relabeled for the past year, amount sold/distributed for the past year U.S. and Foreign, and amount to be produced/repackaged/ relabeled for the current year.

The Company currently has two products registered with the United States Environmental Protection Agency. They are as follows:

A.	VIRAHOL® Hospital Disinfectant/Cleaner & Instrument Presoak, assigned EPA Registration No. 60142-1, and has an EPA accepted label, is designed for effective disinfecting, cleaning and deodorizing of hard inanimate surfaces such as walls, sink tops, tables, chairs, telephones, toilet seats and bed frames.

B.	VIRAHOL® Hospital Surface Disinfectant Towelette, assigned EPA Registration No. 60142-3, and has an EPA accepted label, is designed for effective cleaning, disinfecting and deodorizing of hard non-porous, inanimate surfaces such as walls, sink tops, tables, chairs, telephones, toilet seats and bed frames.

Additional brand names for these two products (e.g. VIRAGUARD®, Viraguard® Toilet Seat Wipes, etc.) are also registered.

The Company is registered and has been assigned EPA Establishment No. 60142-FL-1. Also our contract manufacturers are registered EPA establishments.

Our antiseptic hand sanitizing products are regulated under the provisions of the FFDCA as carried out by the U. S. Food and Drug Administration (FDA). Antiseptic hand sanitizing products are classified as over the counter (OTC) pharmaceuticals and are regulated to a less stringent standard than prescription or otherwise controlled pharmaceutical products. The manufacture of OTC antiseptic hand sanitizers are subject to the review and inspection of the FDA and must be formulated, packaged, and handled in accordance with current Good Manufacturing Practices for Finished Pharmaceuticals (cGMP) as published and amended from time to time by the FDA. The Company contract manufactures and distributes these products in accordance with 21 CFR Parts 333 and 369 and respective monographs. Veridien Corporation’s establishment is registered with the FDA and a Labeler Code Number was assigned, permitting the Company to assign National Drug Code (NDC) numbers to our FDA regulated products. Per Title 21, Part 207 of the Code of Federal Regulations (CFR), the products are drug listed with the Food and Drug Administration (FDA) using those NDC numbers.

Healthy Lifestyles Products

We are focused on new products for which we have obtained distribution/sales rights. Products include our SunSwipe™ line and BugSwipe® product.

We adopted a new approach to marketing SunSwipe™ and BugSwipe® products during 2003 which we continue to pursue. We are developing Master Distributor Agreements with companies who have strong market penetration in specific areas. These include Emergency Services, Healthcare, Retail Mass Merchandise, Sporting Goods, Supermarkets, Convenience Stores, Industrial and Institutional sales channels. Master Distribution agreements allow us to take advantage of the Distributors’ extensive abilities to place products in these markets.

There are many sources of raw materials for all of these products and many manufacturing alternatives available to us. We will be competing with numerous other companies when introducing these products; however, we believe that our innovative delivery systems for these conventional products will give us a competitive edge.

The Company manufactures and distributes sunscreen towelette products per 21 CFR Part 352 and respective tentative monographs, Sunscreen Drug Products for Over-the-Counter Human Use. A Labeler Code Number has been assigned to Veridien’s subsidiary, The SunSwipe Corporation L.L.C. The Company’s contract manufacturers are registered FDA establishments. Per Title 21, Part 207 of the Code of Federal Regulations (CFR), the products are drug listed with the Food and Drug Administration (FDA).

Canadian Licensing

We have entered into an agreement with a Canadian company to produce and market the VIRAHOL® line in Canada on a non-exclusive basis. The products have been approved with Health Canada and are marketed under the VIRAGUARD® trade name.

Compliance with Environmental Laws

We have had no need to spend monies on compliance with local, state and federal environmental laws. We are current for our annual filing of the Pesticide Registration Maintenance Fee Filing Form for 2004, and our annual filing of the Pesticide Report for Pesticide-Producing Establishments. The Company is in receipt of the certificates of approval from all states where the registered products are currently sold and/or distributed.

Cautionary Factors That May Affect Future Results

This report contains some forward-looking statements. “Forward-looking statements” describe our current expectations or forecasts of future events. These statements do not relate strictly to historical or current facts. In particular, these include statements relating to future actions, prospective products, future performance or results of current and anticipated products, sales, efforts, the outcome of contingencies and financial results. Any or all of the forward-looking statements we make may turn out to be wrong.

They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors, such as product acceptance, competition and marketing capabilities, will be important in determining future results. Consequently, no forward-looking statements can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in our 10-QSB, 8-KSB, and 10-KSB reports to the SEC.

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

Risks of Our Business

We are a small company. To date, we have expended much of our efforts and funds on development of products. We are initiating sales and marketing efforts. We are uncertain about the market acceptance of our products.

As a small company, we are highly dependent upon the efforts and abilities of our management. The loss of the services of any of them could have a substantial adverse effect on us. We have not purchased “key man” insurance policies on any of them.

To date the Company has not had significant sales. We expect the growth in our sales to come primarily from others, such as independent manufacturer’s representatives and accessing existing distribution and fulfillment systems. We cannot be certain about our ability to attract and retain representatives until we have had greater experience with these groups and organizations.

We have expended substantial capital on developing our products and beginning sales and marketing. Until we are cash flow-positive from sales, we will need additional financing to fund our growth. We are uncertain about our ability to secure the financing. We are also uncertain about the costs of any financing which we may obtain.

We have many competitors in our major product categories. We are uncertain about our ability to compete effectively.

We must be able to manage our expected growth. This means we must increase our contract manufacturing capacity, expand and improve our timely management of orders, and secure sufficient, reliable shipping. We must also have the systems to handle ordering of raw materials and packaging supplies, as well as managing our inventories.

Although we are diversifying our product line to lessen our dependence on VIRAHOL®, which is patented, that change will take time. Therefore, under present circumstances, if VIRAHOL® were to become subject to a problem such as loss of patent protection, regulatory proceedings, or pressure from a directly competitive product, the impact on our revenues could be significant.

Risks of Our Products

Our products, disinfectants and antiseptics, are subject to regulation by various governmental agencies. Typically, they must be tested before they can be introduced into the market. Our VIRAHOL® product is EPA registered. We are uncertain about approvals of future products.

Any failure of our products to fulfill their stated purpose could result in lawsuits for product liability or breech of contract. We currently maintain product liability insurance. A successful claim against us in excess of our insurance coverage could have a material adverse effect on our results of operations, financial condition or business. Even unsuccessful claims would result in expenditure of funds in litigation, as well as diversion of management time and resources.

PART II

ITEM 6. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis provide information that we believe is relevant to an assessment and understanding of the results of operations and financial condition for the two years ended December 31, 2004 compared to the same periods of the prior year. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Report. The discussion contained herein relates to the financial statements, which have been prepared in accordance with GAAP. This Report also contains certain forward-looking statements and information. The cautionary statements should be read as being applicable to all related forward-looking statements wherever they may appear. Our actual future results could differ materially from those discussed herein.

Overview

We are a Life Sciences and Anti-Infectives company incorporated in Delaware focusing on Infection Control and other Healthy Lifestyle products. The Company has developed PATENTED and UNIQUE PRODUCTS including SURFACE DISINFECTANTS, ANTISEPTIC HAND CLEANSERS, INSTRUMENT PRESOAK, SUN PROTECTANT PRODUCTS, and other products.

The flagship product, Viraguard® Hospital Disinfectant/Cleaner and Instrument Presoak is a skin friendly, patented, U.S.- EPA and Health Canada registered, surface disinfectant. Viraguard® Antiseptic Hand Gel, Viraguard® Antiseptic Hand Spray and Viraguard® Antiseptic Hand Wipes are U.S.- FDA and Health Canada drug listed products utilizing Veridien’s patented Virahol® formulation.

Product line extensions have included sales of sunscreen impregnated towelettes being marketed under the SunSwipe® label.

The Company has incurred losses since its incorporation. At December 31, 2004, the Company had an accumulated deficit of $35,780,924. The Company has financed its ongoing business activities through a combination of sales, equity financing, sale of marketable securities and debt.

Results of Operations

Fiscal 2004 Compared With Fiscal 2003

Year Ended December 31, 2004 vs. Year Ended December 31, 2003

	Year Ended		Percentage of
	December 31		net revenue
	2004	2003	2004	2003
Revenues	$1,802,154	$1,661,911	100%	100%
Cost of Revenue	675,927	948,215	38%	57%
Gross Profit	1,126,227	713,696	62%	43%

Operating Expenses
General & Administrative	923,255	1,238,098	51%	74%
Research & Development	163,512	101,830	9%	6%
Research & Development – VIE	325,000	-0-	18%	0%
(Loss) from Operations	(285,540)	(626,232)	(16)%	(38)%
Other Income (Expense) Net	(351,188)	(288,642)	(19)%	(17)%
Net (Loss) Before Taxes	(636,728)	(914,874)	(35)%	(55)%
Income Taxes	-0-	-0-	0%	0%
Net (Loss)	(636,728)	(914,874)	(35)%	(55)%

Consolidated gross revenues for 2004 increased by $73,930, or 4%, to $1,904,175 compared with $1,830,245 in 2003.

•	Gross revenue from licensing and service fees increased by $652,000 or 100% to $652,000 compared with $-0- in 2003. During 2004, the Company earned gross revenue from an agreement signed with H-Quotient, Inc. (HQNT) which involves the sale of product, licensing and service fees. The initial amount earned in 2004 reflects 400,000 HQNT restricted common shares which are reflected at December 31, 2004 at their fair market value. Gross revenue from product sales decreased in 2004 by $511,757, or 31%, to $1,150,154 compared with $1,661,911 in 2003. The decrease in sales revenue was due primarily to a decrease in sales in the SunSwipe ™ line. We continue active promotion of our product line through trade-show presentations and direct calls on both existing and potential customers. Our goal is to continue to expand our product lines and we anticipate new products, which are scheduled with various releases this year, will generate new revenue in this and future years. In addition, we continue to pursue strategic alliances with other corporations that have existing distribution networks. Our goal for these alliances is to create immediate distribution and fulfillment avenues for our products, while focusing on our capital resources.

•	During 2004, the Company had a Realized Loss on Investments of $9,694, from sale of 703,369 H-Quotient, Inc. (HQNT) common shares. During 2003, the Company sold 985,400 H-Quotient, Inc. (HQNT) common shares and realized a net loss of $72,768.

•	During 2003, the Company reported some convertible debenture conversions incorrectly. The Company underreported interest expense by $206,537 and did not report an offsetting gain from debt extinguishments of $101,700. This adjustment (net $104,837) has been reflected in the 2003 consolidated financial statement comparatives.

•	Interest income for 2004 increased by $1,770, or 535%, to $2,101 compared to $331 in 2003. The increase in interest income is due primarily to an increase in cash on hand.

•	Dividend income for 2004 increased by $1,397, or 100%, to $1,397 compared to $-0- in 2003. The dividend income recorded is for 10,741 Healthnostics, Inc. (HNST) common shares which were received in December 2004 as a dividend. At December 31, 2004 the Company owned 10,741 HNST common shares and recorded them at fair market value. During 2004, the Company also received 18,001 restricted dividend common shares of H-Quotient, Inc. (HQNT). At December 31, 2004 the Company owned 719,507 HQNT common shares and recorded them at fair market value.

Consolidated gross expenses for 2004 decreased by $204,216, or 7%, to $2,540,903 compared with $2,745,119 in 2003.

•	The cost of revenue for 2004 decreased as a percentage of total revenue to 38% in 2004 from 57% in 2003. The cost of goods sold from product sales for 2004 decreased by $272,288, or 29%, to $675,927 compared with $948,215 in 2003. The cost of goods ratio as a percentage of product sales increased to 58% in 2004 compared to 57% in 2003. The Company is continuing to work toward decreasing the cost of goods ratio as a percentage by improving the product mix with higher margins by sourcing new manufacturers and adding new higher margin products. The Company has also increased pricing on some of their product line for 2005.

•	General, selling, and administrative expenses for 2004 decreased overall by $314,843, or 25%, to $923,255 compared with $1,238,098 in 2003. The decrease in general, selling and administrative costs was partially attributable to a decrease in professional - legal, consulting, and accounting - service expenses for 2004 which decreased by 10% to $201,615 compared with $223,273 in 2003. Legal and consulting fees decreased by 18% while accounting fees increased by 32%. Additionally, there was a decrease in sales expenses for 2004 by 32% to $369,397 compared with $539,280 in 2003. The decreases in sales expenses were attributable to utilizing outside sales staff as opposed to inside sales staff. Increases in general, selling and administrative costs were mostly attributable to an increase in administrative wages for 2004 by 34% to $138,754 compared with $103,828 in 2003. The increase in administrative wages reflects the increase in permanent staff from temporary services.

•	Research and development expenses for 2004 increased by $61,682, or 61%, to $163,512 compared with $101,830 in 2003. The increase was due primarily to additional research on the focus of broadening the range of claims we can assert on our existing products and on testing new products for commercialization.

•	Research and development – Variable Interest Entity (VIE) expenses, arising from our investment in Mycosol, Inc., for 2004 increased by $325,000, or 100%, to $325,000 compared with $-0- in 2003. In December 2003, the FASB issued revised FASB Interpretation 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires that a Company that holds variable interests in an entity consolidate the entity if the Company’s interest in the variable interest entity (VIE) is such that the Company will absorb a majority of the VIE’s expected losses and/or receive a majority of the VIE’s expected residual returns, if they occur. In such cases, the Company is the primary beneficiary of the VIE. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. Effective June 7, 2004, the Company reached an understanding to create an alliance with an unrelated chemical and drug development company. The Company obtained the rights to acquire a majority interest of the company based on future purchases of preferred stock and purchase of common stock under agreements with Mycosol principals and shareholders. The Company has no common stock equity ownership in the VIE at December 31, 2004. The Company is considered the primary beneficiary as it stands to absorb the majority of the VIE’s expected losses as the equity owners have insufficient capital invested to absorb the expected losses. The purpose of the VIE is to bring to market mutually beneficial products that utilize existing technologies of the Company and new technologies being developed by the VIE. It is anticipated that both the Company and the VIE will provide logistic support to each other. At December 31, 2004, the Company has advanced $470,000 of loans that are convertible into preferred stock of the VIE and has purchased $125,000 of preferred stock. These amounts as well as a $100,000 fee paid by the VIE to the Company for management services have been eliminated in consolidation. The accounts of the VIE that have been consolidated with the Company at December 31, 2004 are as follows:

Cash	$3,000
Inventory – raw materials	58,000
Property and equipment	14,000
Deposits and other	11,000
Patents – pending	118,000
Accrued expenses	(34,000)
Accumulated deficit	(70,000)

100,000
Elimination of fee paid by VIE	100,000
Research and development expenses	325,000

$525,000

Veridien accounts eliminated against VIE accounts consolidated:
Investment in preferred stock	$125,000
Notes receivable	470,000
Elimination of deficit in VIE	(70,000)

$525,000

•	Interest expense for 2004 increased by $59,307, or 15%, to $443,515 compared with $384,208 in 2003. The increase in interest expense was due primarily to additional Convertible Debenture holders in 2004 and interest continues to accrue on other various debts.

•	During 2004, the Company recognized a change in the market value of marketable equity securities of $98,523 (unrealized gain). At December 31, 2004, the Company owned 719,507 common shares of H-Quotient, Inc. (HQNT) and 10,741 common shares of Healthnostics, Inc. (HNST) with a fair market value of $397,083. During 2003, the Company recognized a change in the market value of marketable equity securities of $66,303 (unrealized gain). At December 31, 2003, the Company owned 660,300 common shares of H-Quotient, Inc. (HQNT) with a fair market value of $475,416.

•	Loss from Operations for 2004 decreased by $340,692, or 54%, to $285,540 compared to $626,232 in 2003. The decrease in loss from operations is primarily due to an overall decrease in the general, selling and administrative expenses in 2004.

Liquidity and Working Capital

Historically, our principal source of financing for our research and development and business activities has been through sales, equity offerings, and debt. As of December 31, 2004 and December 31, 2003 we had working capital deficits of approximately $929,916 and $2,452,161 respectively. Our independent certified public accountants stated in their report on the 2004 and 2003 consolidated financial statements that due to losses from operations and a working capital deficit, there is substantial doubt about the Company’s ability to continue as a going concern. We are addressing the going concern issue in virtually every aspect of our operation. We continue to cut operating expenses and are successfully changing our product mix such that the company is achieving improved margins. Because of our significant losses incurred since inception, we have become dependent on (1) loans from officers, directors, and third parties, (2) private placements of our securities (3) revenue from sales, and (4) liquidation of our marketable securities to fund operations. These financings and equity placements are included in the following descriptions.

•	During the twelve months ended December 31, 2004 1,856,627 common shares were issued to providers of various services to the company. Said services amounted to the cash equivalent of $120,242 and included sales consulting services and legal services. The average effective price per share was $0.065.

•	During the fourth quarter of 2004 3,225,806 restricted common shares were issued to a supplier in lieu of cash for an Inventory deposit of $250,000.

•	During the fourth quarter 2004 we issued 1 convertible debenture for cash proceeds of $50,000. This debenture carries an interest rate of 8%, has a term of 3 years and a conversion rate of $0.051.

•	During the twelve months ended December 31, 2004, 94,627 common shares were issued under the company’s S-8 Registration Statement to an employee under the terms of his employment contract. The average effective price per share was $0.063.

•	During the twelve months ended December 31, 2004 400,000 restricted common shares were issued to the Chairman of the Board under the terms of his consulting agreement with the company. The effective price per share was $0.043.

•	During the second quarter of 2004 the company liquidated a portion of its marketable securities for a net cashflow of $754,314.

•	During the second quarter of 2004 $471,215 of existing convertible debenture principal, along with $427,773 of convertible debenture accrued interest and $1,181,822 of payable debt was rolled into 2 convertible debentures. These debentures carry interest rates of 10% and have terms of 3 years. These instruments are immediately convertible into common shares, at the option of the holder, at conversion rates of $0.051. One debenture in the principal amount of $300,000 was issued to a person not affiliated or related to the company and one debenture in the principal amount of $1,780,811 is held by Dunvegan Mortgage Corporation a company of which Veridien’s President & C.E.O., Mr. Sheldon Fenton, is an officer and a director.

•	During the first quarter of 2004 the company liquidated a portion of its marketable securities for a net cashflow of $244,214.

•	During the first quarter of 2004 we issued 2 convertible debentures for cash proceeds of $330,000. These debentures carry interest rates of 10%, have terms of 3 years and have conversion rates of $0.06.

•	During the first quarter of 2004 a Convertible Debenture with a principal balance of $25,000 (accrued interest waived) was converted into 500,000 shares of common stock.

•	During the first quarter of 2004, as allowed under its agreement, the Company repaid its accounts receivable factoring debt of $77,614 with the issuance of 1,552,272 common shares.

During 2004, accounts receivable increased by $110,355 to $180,678 from $70,323 at December 31, 2003. This increase can be attributed to a number of orders which were received and shipped in the month of December 2004, including one large order for one of our multi-national customers.

During 2004, accounts payable and accrued expenses decreased by $769,902 to $1,303,144 from $2,073,046 at December 31, 2003. The decrease can mostly be attributed to a reduction in accrued interest debt by 18% and a reduction of accounts payable debt by 69%.

During 2004, inventory increased by 164% to $331,702 compared with $125,500 at December 31, 2003. The increase is mostly attributable to an increase in raw goods by 647% to $209,431 compared with $28,035 at December 31, 2003. At December 31, 2004 the Company had $46,436 of raw goods in work in process for completion of a large order to a multi-national customer and $15,115 of raw goods in work in process at a manufacturer for completion of three new products to be released in 2005. The consolidation of the Variable Interest Entity (VIE) resulted in an additional $58,000 of raw goods for the Company at December 31, 2004.

We plan to utilize our current debt financing arrangements and pursue additional equity and debt financing while managing cash flow in an effort to provide funds to increase revenues to support operation, research and development activities. We believe that our long-term success depends on revenues from operations from product sales and ongoing royalties from technologies. If such sources of funds are not adequate, we may seek to obtain financing to meet operating and research expenses from other sources including, but not limited to, future equity or debt financings.

As of March 15, 2005, we have cash of approximately $470,978 and during April and May 2005, we expect cash flow of $300,000 from operating activities, private placements and possible sale of marketable securities. This level of liquidity should be sufficient to operate the Company for 180 days. The Company anticipates increasing sales, reduced operating expenses, and additional private placement funding will contribute to continuous operations of the Company.

We anticipate utilizing a portion of our funds to support the working capital requirements of our anticipated increase in sales and new product development costs for Veridien and our VIE, Mycosol.

If disruptions occur in third party vendors that supply raw materials to our contract fill manufacturers, we may experience the inability to have product inventory for sale to our customers. Such events could have a material adverse effect on Veridien to compete effectively in the marketplace. Since the second quarter 2000, Veridien has been utilizing the services of four new contract fill manufacturers. One manufacturer handles Veridien’s liquid products, another the canister products and the third and fourth the SunSwipe™ product line. We have also been able to identify alternative manufacturers for all of these products. Our contract fill manufacturers have been successful in locating sources of our commonly available raw materials and converting these into finished products and we believe that use of these contract fill manufacturers will assure us of the timely production of products.

Critical Accounting Estimates

We consider the following estimates made by management to be critical to our financial results as reported:

Accounts receivable – whether all accounts are collectible is our only significant estimate. At each period-end, we look at all significant amounts older than 60 days and evaluate collectibility, calling the customer if necessary. We use the allowance method for accounting for bad debts, and our allowance is based on our historical writeoff experience. We adjust this allowance if recent trends indicate actual results are differing significantly.

Inventory – impairment for slow-moving items is our only significant judgment call here. We look at recent historical activity for each item in our inventory and compare with our own forecasts of what is likely to sell in the near future. We write off currently all items which we deem from our analysis to be effectively obsolete or which are expired.

Marketable securities – the majority of our marketable securities over the past two years are our holdings of H-Quotient, Inc. (HQNT) stock. HQNT is a ‘pink-sheet’ company (non-reporting) which trades actively, and we have bought and/or received as compensation for our sales. Because of this high level of our trading activity, we classify our investment in this stock as ‘trading.’ The price has fluctuated significantly. We record all acquisitions at their fair market value, which is generally the stock’s trading price on the day of the transaction. At each period-end, we mark the stock’s carrying value up or down to the period’s last day’s trading price. We don’t believe that at any period-end the carrying value exceeds our likely proceeds upon sale.

Asset impairments – we look at all non-cash assets at least annually to challenge the role each plays in our sales and collections cycle. All assets not deemed to be contributing significantly are written off.

All of our assets are individually insignificant to our statement of operations and even large individual changes in the estimates would not likely produce significant adjustments, but the above reviews are conducted separately so that any collective impact is known and applied consistently.

There have been no material changes to our accounting estimates or our method of reviewing them over the past three years.

ITEM 7. FINANCIAL STATEMENTS

CARTER, CARTIER, MELBY & GUARINO, C.P.A.s, P.A. LOGO

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Veridien Corporation
Pinellas Park, Florida

We have audited the accompanying consolidated balance sheets of Veridien Corporation (a Delaware corporation) and subsidiaries as of December 31, 2004 and 2003, and the related statements of operations, changes in deficit in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Veridien Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company, since its inception, has sustained substantial losses, has a deficit in stockholders’ equity, a deficit in working capital, and is experiencing a continued cash flow deficiency. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes P and O to these 2004 and 2003 financial statements, errors resulting in overstatements and understatements of previously reported assets, liabilities, stockholders equity and net loss were discovered by the management of Veridien during 2005. Accordingly, adjustments have been made to 2004 and 2003 to correct the errors.

Carter, Cartier, Melby & Guarino, C.P.A.s, P.A.
St. Petersburg, Florida

March 19, 2005

Veridien Corporation
and Subsidiaries
Consolidated Balance Sheets
December 31, 2004 and 2003

	Restated	Restated
	2004	2003
Assets
Current Assets:
Cash	$126,027	$101,506
Accounts receivable — trade less allowance for doubtful accounts of $12,640 and $20,584, respectively	180,678	70,323
Inventory	331,702	125,500
Due from shareholder	—	69,764
Marketable securities	397,083	475,416
Other current assets	76,087	63,637

Total current assets	1,111,577	906,146

Property and equipment, net of accumulated depreciation of $397,250 and $385,731	27,648	23,480

Other Assets:
Escrow deposit	110,000	—
Investment in Mycosol	—	50,000
Patents, less accumulated amortization of $506,077 and $500,967, respectively	176,305	63,415
Security deposits and other assets	11,000	1,625

	297,305	115,040

	$1,436,530	$1,044,666

See accompanying notes to the consolidated financial statements.

Veridien Corporation
and Subsidiaries
Consolidated Balance Sheets - Continued
December 31, 2004 and 2003

	Restated	Restated
	2004	2003
Liabilities and Deficit in Stockholders’ Equity
Current Liabilities:
Current capital lease obligations	$—	$6,022
Notes payable	289,347	878,845
Convertible debentures due	449,000	304,291
Accounts payable	275,505	890,596
Accrued compensation	8,480	2,692
Accrued interest	948,032	1,156,537
Other accrued liabilities	71,129	23,221
Customer deposits	—	62,064
Due to stockholders	—	34,039

Total current liabilities	2,041,493	3,358,307

Long-term liabilities:
Convertible debentures	3,506,973	1,687,086

Total liabilities	5,548,466	5,045,393

Deficit in stockholders’ equity:
Undesignated Preferred Stock $.001 par value, 25,000,000 shares authorized Convertible Redeemable Preferred Stock, $10 par value; 100,000 authorized, 6,000 issued and outstanding at December 31, 2004 and 2003	60,000	60,000
Series B Preferred Stock, $.001 par value, 245,344 authorized, 174,219 issued and outstanding at December 31, 2004 and 2003	175	175
Common Stock, $.001 par value; 300,000,000 shares authorized, 214,369,622 and 205,745,290 shares issued and outstanding at December 31, 2004 and 2003	214,370	205,745
Additional paid-in capital	31,394,443	30,877,549
Accumulated deficit	(35,780,924)	(35,144,196)

Total stockholders’ deficit	(4,111,936)	(4,000,727)

	$1,436,530	$1,044,666

See accompanying notes to the consolidated financial statements.

Veridien Corporation
and Subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2004 and 2003

	Restated	Restated
	2004	2003
Revenues – sales of products	$1,150,154	$1,661,911
- license fees	652,000	—

	1,802,154	1,661,911

Operating costs and expenses:
Cost of sales	675,927	948,215
General and administrative	923,255	1,238,098
Research and development	163,512	101,830
Research and development – Mycosol	325,000	—

	2,087,694	2,288,143

Loss from operations	(285,540)	(626,232)

Other income (expense):
Interest expense	(443,515)	(384,208)
Realized gain (loss) on marketable securities	(9,694)	(72,768)
Unrealized gain on marketable securities	98,523	66,303
Gain on extinguishment of debt	—	101,700
Interest and dividend income	3,498	331

	(351,188)	(288,642)

Net loss before income tax	$(636,728)	$(914,874)

Income tax	—	—

Net loss	$(636,728)	$(914,874)

Net loss per common share	$(.00)	$(.00)

Weighted average shares outstanding	209,484,117	191,916,724

See accompanying notes to the consolidated financial statements.

Veridien Corporation
and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
Years ended December 31, 2004 and 2003

(Restated)

		Number of Shares
	Convertible
	Redeemable	Series B		Capital	Accumulated	Stockholders’
	Preferred	Preferred	Common	Stock	Deficit	Equity (Deficit)
Balances at January 1, 2003	6,000	174,219	183,274,887	$30,107,123	$(34,229,321)	$(4,122,198)

Conversion of convertible debentures			15,660,763	805,295		805,295

Common stock issued for
- services			1,409,640	51,794		51,794
- partial conversion of loan & security agreements			400,000	6,200		6,200
- purchase of HQNT securities			5,000,000	172,667		172,667

Net loss	—	—	—	—	(914,874)	(914,874)

Balances at December 31, 2003	6,000	174,219	205,745,290	31,143,079	(35,144,195)	(4,001,116)

Conversion of convertible debentures			500,000	25,000		25,000

Common stock issued for
- cash received for exercise of warrants			1,000,000	30,000		30,000
- payment of debt			1,552,272	77,614		77,614
- services			2,346,254	143,295		143,295
- HQNT inventory deposit			3,225,806	250,000		250,000

Net loss	—	—	—	—	(636,729)	(636,729)

Balances at December 31, 2004	6,000	174,219	214,369,622	31,668,988	$(35,780,924)	$(4,111,936)

		Less par values:
		Convertible redeemable preferred		(60,000)
		Series B preferred		(175)
			Common	(214,370)

			Paid in capital	$31,394,443

See accompanying notes to the consolidated financial statements.

Veridien Corporation
and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2004 and 2003

	Restated	Restated
	2004	2003
Cash flows from operating activities
Net (loss)	$(636,728)	$(914,874)
Adjustments to reconcile net (loss) to net cash used by operating activities:
Depreciation and amortization	16,629	12,690
Common stock issued for services	143,295	51,794
Realized (gain) losses on sales of marketable securities	9,694	72,768
Unrealized (gain) losses on marketable securities	(98,523)	(66,303)
Marketable securities received as revenue	(652,000)	(581,322)
Writeoff of Mycosol investment in 2004 consolidation	50,000	—
Common stock issued for interest expense	—	174,586
Proceeds from sale of marketable securities	998,528	661,924
Purchases of marketable securities	—	(165,700)
Change in:
Accounts receivable	(110,355)	27,882
Inventory	(206,202)	101,188
Due from stockholders	69,764	—
Marketable securities	62,134	—
Other current assets	(3,950)	(1,084)
Accounts payable	(65,377)	330,713
Accrued liabilities	393,302	60,719
Customer deposits	(62,064)	20,658
Due to shareholders	(34,039)	(67,701)

Net cash (used) by operating activities	(125,892)	(282,062)

Cash flow from investing activities:
Investment in Mycosol	—	(50,000)
Deposits	(9,375)	—
Purchases of property and equipment	(15,687)	—
Escrow deposit	(110,000)	—
Patent development	(118,000)	(50,000)

Net cash (used) provided by investing activities	(253,062)	(100,000)

Cash flow from financing activities:
Proceeds from convertible debentures	380,000	291,775
Proceeds from exercise of options	30,000	—
Net payments on capital leases and debt	(6,525)	(5,150)
Net proceeds from borrowings	—	107,895

Net cash provided by financing activities	403,475	394,520

Net increase (decrease) in cash and equivalents	24,521	12,458

Cash and equivalents, beginning of year	101,506	89,048

Cash and equivalents, end of year	$126,027	$101,506

See accompanying notes to the consolidated financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of Veridien’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1. Organization, Business and Control

Viral Control Technology, Inc. was formed in Delaware on August 10, 1988. Viral Control was acquired in a reverse merger by Valencia Enterprises, Inc., and changed its name to Veridien Corporation on November 8, 1991.

Veridien was founded to develop disinfectants and sterilants. Veridien’s research and development efforts now focus on further development of infection control chemicals and on devices, both medical and commercial, which utilize Veridien’s liquid products and are in keeping with the corporate philosophy of environmentally friendly products. To this end, Veridien’s VIRAHOL®/ VIRAGUARD® formula is now marketed in liquid form, in an antiseptic hand gel, and in towelettes for both hand and hard surface applications. Veridien expanded its product offerings to include unique “Healthy Lifestyle” products including sun protection products.

2. Principles of Consolidation

The accompanying financial statements include the accounts of Veridien and its wholly-owned subsidiaries. Veridien’s Consolidated Financial Statements also include the accounts of Mycosol, Inc., a Variable Interest Entity where Veridien is the primary beneficiary because of its financial control. All significant intercompany balances and transactions with consolidated subsidiaries are eliminated in our consolidated financial statements. Where Veridien’s ownership interest is less than 100 percent, the minority ownership interests are reported in our Consolidated Statements of Financial Position as a liability.

3. Accounting Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Cash Equivalents

Veridien considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

5. Revenue Recognition

All revenue is recognized when persuasive evidence of an arrangement exists, the service or sale is complete, the price is fixed or determinable and collectibility is reasonably assured. Revenue from product sales is recognized when the products are shipped. Revenue from licensing and service fees during 2004 was a single occurrence from a relationship with H-Quotient (HQNT), who had purchased Webpack, a Veridien supplier. HQNT had hired Veridien in 2003 to develop two new products which it had planned to sell. In early 2004, H-Quotient paid for these development services and the corresponding license to sell them with 400,000 shares of its common stock, then valued at its fair market value of $652,000. The product development and testing was completed by Veridien during 2004. Later in 2004, HQNT and subsidiaries changed the relationship to that of a supplier by designing and producing packaging of some of these products for Veridien. Veridien advanced 5,000,000 of its common shares as a deposit valued at is then-fair market value of $250,000, and this is netted on the financial statements against the $241,500 of additional deposits in the form of HQNT stock issued by HQNT to Veridien. Veridien expects to take delivery of these new products commencing in mid-2005. Subsequent payments by HQNT are shown as a liability, pending repayment or delivery of goods or services by Veridien. See Note D for additional explanations of the HQNT relationship.

6. Accounts Receivable

Veridien uses the allowance method of accounting for doubtful accounts. The year-end balance is based on historical collections and management’s review of the current status of existing receivables and estimate as to their collectibility.

7. Inventories

Inventories, consisting primarily of raw materials and finished goods, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. At December 31, 2004, raw materials and finished goods amounted to $209,431 and $122,271, respectively. At December 31, 2003, raw materials and finished goods amounted to $28,035 and $97,465, respectively.

8. Marketable Securities

Marketable Securities is comprised of HQNT common stock which is classified by Veridien as trading securities, and is carried at fair market value. Changes in the fair market value are shown as unrealized gains and losses included in the statement of operations.

9. Property and Equipment

Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over their estimated useful lives ranging from three to seven years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

10. Patents

Veridien capitalizes certain costs, primarily legal and other fees, related to patents. Accumulated costs are amortized over the estimated lives of the patents using the straight-line method, commencing at the time the patents are issued.

11. Investment in Mycosol – Cost Basis

During 2003, Veridien invested $50,000 in preferred stock of Mycosol, Inc. Beginning June 2004, because Veridien became the primary funding source, Mycosol was consolidated as a Variable Interest Entity.

12. Stock-Based Compensation

Compensation cost is measured on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company is aware of the requirement and provides pro forma net income and pro forma net earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair value based method had been applied in accordance with SFAS No. 123, Accounting for Stock Based Compensation.

Veridien believes that this information is insignificant due to the fact that its effect would be anti-dilutive due to continuing losses Veridien is experiencing.

15. Asset Impairment

Veridien is required to test it’s other assets and intangibles with indefinate useful lives for impairment on a periodic basis, which could have an adverse effect on Veridien’s consolidated financial statements if these assets are deemed impaired.

16. Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

17. Reclassification

Certain reclassifications have been made to the 2003 financial statements to be in conformity with the 2004 presentation.

18. Net Loss per Share

Net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Weighted average number of common shares outstanding is calculated as the sum of the month-end balances of shares outstanding, divided by the number of months. Common stock equivalents (stock options, warrants, convertible debentures and convertible redeemable preferred stock) are not included in the weighted average number of common shares because the effects would be anti-dilutive.

NOTE B – GOING CONCERN

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate Veridien’s continuation as a going concern. Since inception, Veridien has incurred losses of approximately $36 million. Veridien has a deficit in stockholders’ equity of $4.1 million, a deficit in working capital of $.9 million and is experiencing a continuing cash flow deficiency.

During 2004, Veridien’s operating activities resulted in cash outflows of $125,892. In addition, Veridien used $118,000 for patent development, made a $15,687 addition to property and equipment used $119,375 for deposit and made $6,525 in capital lease payments. In order to fund these cash outflows, Veridien received net proceeds of $380,000 from the sale of convertible debentures and $30,000 from the exercise of warrants.

These proceeds, together with the cash balance at the beginning of the year, provided Veridien’s cash needs, resulting in a net cash increase of $24,521 during 2004.

Veridien plans to continue to liquidate its marketable securities and pursue additional equity and debt financing while managing cash flow in an effort to provide funds to increase revenues to support operations, research and development activities. Management anticipates cash flow from product sales and/or strategic equity financing will meet and exceed cash requirements in the Fall of 2005. In addition, Veridien plans to pursue additional cash through sales of convertible debentures.

In view of the matters described in the preceding paragraphs, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon the continued operations of Veridien and that such operations will be profitable and provide adequate cash flows. Further, Veridien’s ability to continue its operations and successfully defend itself against potential claims or assessments is dependent on its ability to obtain additional debt and equity financing, employ cash management techniques and aggressively market its products.

The consolidated financial statements do not contain any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should Veridien be unable to continue in existence.

NOTE C – CONSOLIDATION OF MYCOSOL

In December 2003, the FASB issued revised FASB Interpretation 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires that a company that holds variable interests in an entity consolidate the entity if the company’s interest in the variable interest entity (VIE) is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the VIE’s expected residual returns, if they occur. In such cases, the company is the primary beneficiary of the VIE. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders.

Effective June 7, 2004, Veridien reached an understanding to create an alliance with Mycosol, Inc., an unrelated drug and chemical development company. Veridien obtained the rights to acquire 37.5% of Mycosol based on future purchase of preferred stock. Veridien had no common stock equity ownership in Mycosol at December 31, 2004 but had a right to acquire a further 12.5% of Mycosol through a common share purchase from the Mycosol principals. Veridien has other agreements with the Mycosol principals and Mycosol shareholders which would allow it to obtain a majority interest in Mycosol. Veridien is considered the primary beneficiary as it stands to absorb the majority of the VIE’s expected losses as the equity owners have insufficient capital invested to absorb the expected losses.

Mycosol’s business purpose is to bring to market mutually beneficial products that utilize existing technologies of Veridien and new technologies being developed by Mycosol. It is anticipated that both Veridien and Mycosol will provide logistic support to each other.

At December 31, 2004, Veridien has advanced $470,000 of loans that are convertible into Mycosol preferred stock and has also purchased $125,000 of preferred stock. All Mycosol preferred stock is convertible into Mycosol common stock. These amounts as well as a $100,000 fee paid by Mycosol to Veridien for management services have been eliminated in consolidation.

The accounts of the VIE that have consolidated with Veridien and subsidiaries at December 31, 2004 are as follows:

Cash	$3,000
Inventory – raw materials	58,000
Property and equipment	14,000
Deposits and other	11,000
Patents – pending	118,000
Accrued expenses	(34,000)
Accumulated deficit	(70,000)

100,000
Elimination of fee paid by VIE	100,000
Research and development expenses	325,000

$525,000

Veridien accounts eliminated against VIE accounts consolidated:

Investment in preferred stock	$125,000
Notes receivable	470,000
Elimination of deficit in VIE	(70,000)

$525,000

NOTE D – MARKETABLE SECURITIES

Veridien owned 203,733 shares of HQNT at December 31, 2002 valued at $166,831. During 2003, Veridien purchased 441,967 shares for $165,700 and 5,000,000 shares of Veridien common stock valued at $172,667, and received 1,000,000 shares as payment on sales to Pacific Shores valued at $581,322. During 2003, Veridien sold 985,400 shares for net cash proceeds of $661,924, leaving 660,300 shares valued at $475,416.

Also during 2003, HQNT hired Veridien to develop two new products for HQNT. In early 2004, HQNT issued 400,000 of its common shares to Veridien as payment for these product development and licensing fees valued at the fair market value of the HQNT shares of $652,000. In mid-2004, HQNT issued 344,500 shares to Veridien valued at their fair market value of $241,500 for a deposit to purchase Veridien inventory. No inventory shipments were ever made to HQNT during 2004. Also in mid-2004, Veridien issued 3,225,806 Veridien common shares to HQNT for a deposit towards the manufacturing for the same two new products that HQNT had hired Veridien to develop and other products. These shares are valued at their fair market value of $250,000. The values for the 344,500 HQNT shares ($241,500) and 3,225,806 Veridien shares ($250,000) are netted as a Veridien other current asset ($8,500) as of December 31, 2004.

Also during 2004, Veridien sold 703,369 HQNT shares for net cash proceeds of $998,528 and received a stock dividend of 18,001 shares, leaving 719,432 shares at their fair market value of $395,687 at December 31, 2004. The remaining $1,396 in the carrying value of marketable securities as of December 31, 2004 is 10,741 shares of HNST common stock.

NOTE E – NOTES PAYABLE

In October 1995, Veridien secured a 10% Convertible Senior Secured Term Loan of up to $2,500,000 with a mortgage company. During 2003, the holder converted $6,200 of debt into 400,000 common shares. Originally the loan agreement granted the lender warrants to purchase 51% of Veridien’s outstanding common and preferred stock. This provision was waived and the number of warrants fixed effective January 1, 2001. The note is collateralized by substantially all assets and requires semi-annual payments of interest only with the entire principal balance due January 10, 2006. As of December 31, 2004, the remaining amount due was $243,342, and $210,800 of interest has accrued under the agreement.

During 2003, Veridien received a short term loan in the amount of $75,000. This loan was due on demand with a stated interest rate of 10% per annum and was repaid during the first quarter of 2004.

At December 31, 2003, Veridien owed $472,326 as a result of the conversion of an account payable. The note carries interest at 10% per annum and is due on demand. This note was converted into a convertible debenture during 2004.

NOTE F – CONVERTIBLE DEBENTURES

During 2004 and 2003, Veridien received $380,000 and $291,775, respectively, from the sale of convertible debentures. Interest is accrued at a rate of 8 — 10% per annum, compounded in full, with various maturities from January 2005 to December 2007. Prior to the retirement of the debentures, the debenture holders may convert any or all amounts owed into common stock. The conversion price for each debenture ranges from $.02 to $.10 per share.

Maturities of convertible debentures for the next three years are as follows:

2005	$449,000
2006	$1,046,162
2007	$2,460,811

NOTE G – COMMITMENTS AND CONTINGENCIES

Veridien from time to time is involved in lawsuits and actions by third parties arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defenses that can be asserted. Veridien is not aware of any additional litigation, claims or assessments that were pending that could have a material adverse effect on the Company’s business, financial condition and results of operations.

Veridien leased office and warehouse facilities for $1,625 per month under a lease that expired December 31, 2004. The building was sold in December 2004 and Veridien is currently on a month-to-month lease at the previous rates while the party they sublease from negotiates more permanent terms with the new owners. Rent expense was $19,093 and $19,500 for 2004 and 2003, respectively.

NOTE H – CONVERTIBLE REDEEMABLE PREFERRED STOCK

In 1994, Veridien prepared an Offering Circular to raise approximately $1,000,000 of 10% Cumulative Convertible Redeemable Preferred Stock with a $10 par value. At the option of the Company, the shares can be redeemed after two years at $10 per share plus accrued and unpaid dividends in aggregate amounts not to exceed $250,000 annually. Each preferred share is convertible into twenty common shares. Additionally, the Offering Circular provides for common stock purchase warrants with an exercise price of $.01 per share. The number of warrants issued, when exercised in combination with conversion of the preferred stock into common stock, will result in an effective cost for each share of the common stock equal to the closing bid price of the common stock, in the over-the-counter market, on the day of the subscription to the Offering Circular. The warrants may be redeemed for $.001, at the election of the Company, upon thirty days’ written notice after the bid price of the common stock in the then existing public market has been $1.00 or more for thirty continuous days in which the market is open for business. From inception through December 31, 2004, $622,000 of preferred stock was issued for cash and $318,150 was issued in satisfaction of debt and services at $10 per share. Preferred shareholders have converted 88,015 shares of preferred stock into 1,760,300 shares of common stock. No conversion of preferred stock into common stock occurred during 2004 or 2003. At December 31, 2004, preferred stock dividends in arrears totaled approximately $60,000.

NOTE I – SERIES B CUMULATIVE PREFERRED STOCK

The Series B Cumulative Preferred Stock was created on December 31, 1997, as a mechanism of permitting the conversion of part of the indebtedness under the Loan and Security Agreement, without sacrificing the intent of the original Loan and Security Agreement warrants. The Series B Cumulative Preferred Stock has a par value of $.001 per share and an initial stated capital of $10 per share, which is subject to adjustment. This Series is senior to the Common Stock and is senior to all other classes and series except that it is junior to the Convertible Redeemable Preferred Stock (Note I) with respect to the payment of dividends. Each share has that number of votes equal to the number of share of Common Stock into which it is convertible on the record date. Subject to adjustment in the event of certain future Common Stock or convertible security issuances, each share is convertible into 20.04010695 shares of Common Stock. These shares are entitled to receive an annual dividend equal to the greater of 10% of the stated value and the actual dividend per share of common stock declared by Veridien’s Board of Directors times the number shares of Common stock into which each share of Series B is convertible on the dividend record date. The dividend is cumulative, whether or not earned and, to the extent not paid on a quarterly dividend payment date is added to the stated value.

NOTE J – STOCK WARRANTS

During 2004, 1,000,000 warrants issued under the terms of a consulting contract with a related party were exercised at the price of $0.03 for proceeds of $30,000. In addition, during 2004, 1,000,000 warrants were issued under the terms of a consulting contract at an exercise price of $0.07 and 250,000 warrants expired.

During 2003, 500,000 warrants were issued under the terms of an employment contact at an exercise price of $.08 and 1,000,000 warrants were issued under the terms of a consulting contract with a related party at an exercise price of $.05. In addition, during 2003, 5,604,539 warrants expired.

As described in Note I, Veridien offered $1,000,000 of 10% Cumulative Convertible Redeemable Preferred Stock along with common stock purchase warrants at $.01 per share. The number of warrants issued, when exercised in combination with conversion of the preferred stock into common stock results in an effective cost for each share of the common stock equal to the closing bid price of the common stock, in the over-the-counter market, on the day of the subscription to the Offering Circular. The warrants are recorded at their fair market value at the time of issuance less the exercise price of $.01 and reported as a reduction to preferred stock. The value assigned to the warrants is amortized over the shorter of the life or the exercise of the warrant.

As described in Note A, in October 1995, Veridien entered into a 10% Convertible Senior Secured Term Loan agreement. The original agreement required Veridien to issue to the lender warrants, in sufficient quantity, that at all times the loan agreement was in force the lender could obtain 51% of all classes of outstanding stock for a $2,500,000 exercise price. This provision was waived and the number of warrants fixed effective January 1, 2001.

At December 31, 2001, in aggregate the lender was entitled to 84,524,866 warrants at a cumulative exercise price of $2,500,000 under the terms of the agreement. This equated to an effective cost of $0.0296 per share. As of December 31, 2003, the lender(s) had converted $2,256,658 of the debt and the lender’s warrants were exercised into 64,514,388 common shares and 213,590 Series B preferred shares (convertible into 4,280,350 common shares) at a combined cost of $0.033 per common share.

Veridien has no formal plans with regards to the issuance of stock warrants. Periodically, Veridien may issue warrants to an employee or vendor. The warrants are typically issued with an exercise price equal to fair value at issuance and are typically vested immediately.

Warrants issued and exercised are summarized as follows:

		Exercise
		Price
Common Stock	Warrants	Range
Outstanding at January 1, 2003	22,044,546	.001 - .20
Granted	1,500,000	.05 - .08
Expired	(5,604,539)	.08 - .20
Loan & Surety Agreement Conversion	(400,000)	.016

Outstanding at December 31, 2003	17,540,007	.001 - .20

Granted	1,000,000	.07
Expired	(250,000)	.20
Exercised	(1,000,000)	.03

December 31, 2004	17,290,007	.001 - .07

Effective December 31, 1997, the Board of Directors created the Series B Cumulative Preferred Stock (as discussed in Note J) and issued 245,344 warrants for this Preferred Stock to the lender under the Loan and Security Agreement to replace 4,916,720 common stock warrants already issued to them. The warrants expired on November 18, 2000, and have been extended through January 10, 2006 and have a $10 exercise price. During 2004 and 2003, none of these warrants were exercised by the holder. At December 31, 2004, 27,451 of these warrants are still outstanding.

Preferred warrants issued and exercised are summarized as follows:

			Equivalent #
			Common Shares
	Preferred	Preferred	on Preferred
	Share	Exercise	Share
	Warrants	Price	Conversion
Outstanding at December 31, 2003	27,451		550,121

Outstanding at December 31, 2004	27,451		550,121

Series B	27,451		550,121

NOTE K – INCOME TAXES

There is no income tax provision for 2004 and 2003 due to net operating losses for which no benefit is currently available. Veridien has net operating loss carryforwards of approximately $22,400,000 at December 31, 2004, available to offset future taxable income from 2005 through 2025.

A reconciliation of income tax expense at the federal statutory rate of 35% to actual tax expense is as follows:

Years ended December 31,	2004	2003
Income taxes (benefit) at federal statutory rates	$(263,000)	$(320,200)
Losses in VIE not included in consolidated return	148,800	—
Increase in valuation allowance	114,200	320,200
Other	—	—

Income tax expense	$—	$—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets
Net operating loss carryforwards	$7,840,100	$7,847,000
Permanent writedown of investment not recognized for tax	121,100	—

Deferred tax assets	7,961,200	7,847,000

Less valuation allowance	(7,961,200)	(7,847,000)

Deferred tax assets, net of valuation allowance	$—	$—

NOTE L – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest amounted to $562 and $1,309 for 2004 and 2003, respectively.

Non-cash investing and financing activities: during 2004, Veridien issued 500,000 common shares in conversion of convertible securities of $25,000, 3,225,806 common shares to HQNT for a purchase deposit of $250,000 (see Note D), and 1,552,272 common shares to extinguish debt of $77,614. Veridien issued $2,080,811 of convertible debentures (Note G) in exchange for $472,387 of existing notes payable, $549,714 of accounts payable, $587,495 of accrued interest and $471,215 of existing convertible debentures.

During 2003, Veridien issued 14,101,323 common shares in conversion of convertible securities in the amount of $630,709; 1,559,440 common shares in exchange for interest of $174,586, 5,000,000 common shares in exchange for marketable securities of $172,667, and 1,409,640 common shares in exchange for services of $51,794.

NOTE M – RELATED PARTY TRANSACTIONS

Veridien has entered into numerous financing transactions with Dunvegan Mortgage Corporation, a corporation of which Veridien’s President and CEO is an officer and a director. These transactions are detailed elsewhere in these footnotes.

During 2004 and 2003, Veridien utilized the services of a management company which has as its senior director and officer the individual who serves as Veridien’s President/CEO and a director to assist with administrative and organizational functions of the Company. Veridien incurred expenses of $150,122 and $122,770 in 2004 and 2003, respectively for professional services and related costs. At December 31, 2004, these fees remain unpaid in the amount of $31,573 and are included in accounts payable.

During the fourth quarter 2003, a company which has as its senior officer and director the individual who serves as Veridien’s President /CEO and a director, advanced a short term loan in the amount of $75,000 to Veridien. This loan with interest accrued at 10% was repaid during the first quarter of 2004.

During 2004, Veridien utilized the consulting services of the Chairman of the Veridien Board of Directors to assist with corporate and sales functions. Compensation in cash of $30,000 and 400,000 common shares were paid.

NOTE N – MAJOR CUSTOMERS

During 2004, Veridien’s sales to six customers comprised 73% of total sales and range from 2% to 40 % each.

During 2003, Veridien’s sales to eight customers comprised 75% of total sales and range from 2% to 35% each. Thirty-five percent of sales were exchanged for marketable securities (See Note D).

NOTE O – RESTATEMENT OF 2003

In 2003, Veridien reported some convertible debenture conversions in error. Veridien underreported interest expense by $206,537 and did not report a gain from debt extinguishment of $101,700.

In 2003, Veridien overstated a realized gain on sale of marketable securities by $73,000 which should have been credited to additional paid in capital.

These corrections have been reflected in the 2003 consolidated financial statements and added an additional loss of $177,837 to the 2003 net loss.

There were errors and misstatements in Restatement 1 of the December 31, 2003 financials discovered in 2005 which have been corrected. See the notes below.

	As Originally
As of December 31, 2003	Reported	Corrections	As Restated
Total Assets	$1,044,666	$—	$1,044,666
Total Liabilities	5,045,393	—	5,045,393
Stockholders’ deficit
Par and paid in capital	30,965,243	177,836	31,143,079
Accumulated deficit at December 31, 2002	(34,229,321)	—	(34,229,321)
Net loss for 2003	(737,037)	(177,836)	(914,874)

Basic and diluted net loss per share	$(.00)	—	$(.00)
Weighted average common shares outstanding	191,916,724	—	191,916,724

Changes made:
- convertible debenture conversion pricing errors, charged as interest expense		(206,869)
- previously unreported gain on debt extinguishment		101,700
- adjustment to gain (loss) of marketable securities		(72,667)

Net increase in reported loss		$(177,836)

NOTE P – RESTATEMENT OF 2004

	As Originally
As of December 31, 2004	Reported	Corrections	As Restated
Assets
Cash	$126,027	$—	$126,027
Accounts receivable	180,678	—	180,678
Inventory	331,702	—	331,702
Marketable securities	167,225	229,858	397,083
Other current assets	67,587	8,500	76,087
Property and equipment, net	27,648	—	27,648
Long-term portion of marketable securities	108,793	(108,793)	—
Other assets, net	297,305	—	297,305

Total Assets	$1,306,965	$129,565	$1,436,530

Liabilities
Accounts payable	$275,505	—	$275,505
Notes payable	289,347	—	289,347
Convertible debentures	3,955,973	—	3,955,973
Accrued liabilities	1,027,641	—	1,027,641
Customer deposits	160,855	(160,855)	—

Total Liabilities	5,709,321	(160,855)	5,548,466

Stockholders deficit
Par and paid in capital	31,499,633	169,355	31,668,988
Accumulated deficit at December 31, 2003	(35,144,196)	—	(35,144,196)
Net loss for 2004	(757,793)	121,065	(636,728)

Total Stockholders Deficit	(4,402,356)	290,420	(4,111,936)

	$1,306,965	$129,565	$1,436,530

Changes made:
- marketable securities pricing errors		$121,065

Net decrease in reported loss		$121,065

NOTE Q – SUBSEQUENT EVENTS

On February 28, 2005, Veridien amended its previously reported agreement with Mycosol, Inc. and Mycosol’s three founding shareholders (see Form 10-QSB June 30, 2004) by increasing the maximum Series A Preferred Stock subscription amount available to the Company from $1,500,000 to $1,875,000.

On February 28, 2005, Veridien exercised its option with Mycosol, Inc. and their three founding shareholders to exchange 6,000,000 shares of its common stock (issued to the three founding shareholders of Mycosol) for 687,500 shares of Mycosol common stock.

On March 7, 2005, an unrelated third party, participating with Veridien as permitted under Veridien’s agreement with Mycosol, Inc. and their three founding shareholders acquired 458,333 shares of the common stock of Mycosol, Inc. from Veridien. Veridien agreed with the unrelated third party to permit such third person at their option to (i) exchange until December 31, 2005 their 458,333 common shares of Mycosol, Inc. for 9,803,992 Veridien common shares; or if not so exchanged (ii) commencing January 1, 2007 for a period of 3 months after notice by Veridien, to Put to Veridien 229,167 common shares of Mycosol, Inc. for $250,000 payable in cash or Veridien’s common stock at Veridien’s option.

On March 8, 2005, Veridien acquired a further 250,000 shares of Mycosol’s Series A Preferred Stock for $250,000.

ITEM 8A CONTROLS AND PROCEDURES

Pursuant to rules adopted by the SEC as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company has performed an evaluation of its disclosure controls and procedures (as defined by Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based on this evaluation, the Company’s Chief Executive Officer and Acting Chief Financial Officer has concluded that these procedures (i) are effective in ensuring that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms; and (ii) ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, except that this report includes significant restatements. We have changed auditors and are reviewing our accounting department procedures to ensure that future adjustments in these areas are not required.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIDIEN CORPORATION

By	/s/ Sheldon C. Fenton

Sheldon C. Fenton, C.E.O./President

Date	July 7, 2005

By	/s/ Russell Van Zandt.

Russell Van Zandt, C.F.O.

Date	July 7, 2005

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By	/s/ Sheldon C. Fenton

Sheldon C. Fenton, C.E.O. & President

Date	July 7, 2005

By	/s/ Russell D. Van Zandt

Russell D. Van Zandt, C.F.O. & Chairman of the Board of Directors

Date	July 7, 2005

By	/s/ Rene A. Gareau

Rene A. Gareau, Vice Chairman of the Board of Directors

Date	July 7, 2005

EXHIBIT 31.1
RULE 13a-14(a)/15d-14(a) CERTIFICATIONS, Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Sheldon C. Fenton certify that:

1. I have reviewed this annual report on Form 10-KSB/A of Veridien Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;

4. The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)and 15d-15(e)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth physical quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.

5. The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control. over financial reporting.

Date: July 7, 2005	/s/	Sheldon C. Fenton

Sheldon C. Fenton
Chief Executive Officer

EXHIBIT 31.2
RULE 13a-14(a)/15d-14(a) CERTIFICATIONS, Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Russell Van Zandt certify that:

1. I have reviewed this annual report on Form 10-KSB/A of Veridien Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;

4. The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth physical quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.

5. The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control. over financial reporting.

Date: July 7, 2005	/s/ Russell Van Zandt

Russell Van Zandt
Chief Financial Officer

EXHIBIT 32.1

certification pursuant to 18 u.s.c. section 1350, as adopted pursuant to section 906 of the sarbanes-oxley act of 2002

The undersigned officer of Veridien Corporation (the “Company”) hereby certifies to my knowledge that the Company’s annual report on Form 10-KSB/A for the year ended December 31, 2004 (the “Report”), as filed with the Securities and Exchange Commission the on date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be part of the Report or “filed” for any purpose whatsoever.

Date: July 7, 2005	Name:	/s/ Sheldon C. Fenton

Sheldon C. Fenton
Title: Chief Executive Officer

EXHIBIT 32.2

certification pursuant to 18 u.s.c. section 1350, as adopted pursuant to section 906 of the sarbanes-oxley act of 2002

The undersigned officer of Veridien Corporation (the “Company”) hereby certifies to my knowledge that the Company’s annual report on Form 10-KSB/A for the year ended December 31, 2004 (the “Report”), as filed with the Securities and Exchange Commission the on date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be part of the Report or “filed” for any purpose whatsoever.

Date: July 7, 2005	Name:	/s/ Russell Van Zandt

Russell Van Zandt
	Title:	Chief Financial Officer